ISSUER FREE WRITING PROSPECTUS
DATED FEBRUARY 12, 2009
(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED JANUARY 12, 2009)
FILED PURSUANT TO RULE 433 REGISTRATION STATEMENT NO. 333-153161
THE O’GARA GROUP, INC.
On February 12, 2009, The O’Gara Group, Inc. filed Amendment No. 8 to its Registration Statement on Form S-1 with the Securities and Exchange Commission, which includes the most recent preliminary prospectus, dated February 12, 2009 (the “Preliminary Prospectus”). The primary purpose of this Free Writing Prospectus is to reflect that the proposed price range of the shares of common stock being offered has been reduced from $17.00 to $19.00 per share, as stated in the Preliminary Prospectus, to $14 to $16 per share, and shares of our common stock will be issued for a portion of the Isoclima purchase price. References below to “we,” “us,” “our,” the “company” or “The O’Gara Group” refer to The O’Gara Group, Inc. and its consolidated subsidiaries.
The principal effects of the reduction in price range and the issuance of shares of common stock for a portion of the Isoclima purchase price are as follows:

Shares of common stock offered by The O’Gara Group, Inc.:	8,000,000 shares.

Shares of common stock to be paid as part of the purchase price for the Pending Acquisitions:	Based on an initial offering price of $15 per share, a total of 1,685,003 shares will be issued as part of the purchase price for the Pending Acquisitions.

Shares of common stock to be outstanding after this offering:	12,221,377 shares.

Over-allotment option:	1,200,000 shares.

Use of proceeds:	We estimate that our net proceeds from the sale of 8,000,000 shares of common stock being offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $109.5 million (or $123.1 million if the underwriters exercise the over-allotment option), based on an offering price of $15 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use all of the approximately $109.5 million in net proceeds from this offering and approximately $27.2 million in borrowings under our new credit facility for the following:

• to fund the approximately $115.8 million remaining aggregate cash portion of the purchase price required for the Pending Acquisitions (based on the euro-dollar exchange rate at February 11, 2009),

• to repay all outstanding indebtedness under our existing credit facility, as well as an outstanding promissory note, which together were approximately $8.6 million as of February 11, 2009,

• to repay approximately $9.4 million of the $54.8 million debt assumed in the Pending Acquisitions, and

• to pay $2.9 million of expenses related to the Pending Acquisitions and the new credit facility.

We intend to use the proceeds of any shares sold pursuant to the underwriters’ over-allotment option to pay accounts payable, including $2 million in bonuses to two of our founders and certain costs of this offering, and to reduce amounts outstanding under our new credit facility which will then be available for working capital and general corporate purposes. See “Use of Proceeds.”

Shares of common stock in payment of all accrued dividends on preferred stock to be paid upon closing of this offering:	Based on the initial public offering price of $15 per share, 329,694 (post-split) shares.

Pro forma basic and diluted net income (loss) per share:	Based on the initial public offering price of $15 per share, for the year ended December 31, 2007 on a pro forma basis, the basic and diluted net income (loss) per share would have been $(0.17), and for the nine months ended September 30, 2008 on a pro forma basis, the basic and diluted net income per share would have been $0.37.

Pro forma combined basic and diluted weighted average of shares of common stock outstanding:	Based on the initial public offering price of $15 per share, for the year ended December 31, 2007 on a pro forma combined basis, the weighted average shares of common stock outstanding would have been 12,221,377, and for the nine months ended September 30, 2008 on a pro forma combined basis, the basic weighted average shares of common stock outstanding would have been 12,221,377, and the diluted weighted average shares of common stock outstanding would have been 12,294,121.

Capitalization:

	As of September 30, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(dollars in thousands except share data)

Debt:
Revolving loans under existing credit facility	$7,632	$7,632	—
Revolving loans under new credit facility	—	—	16,523
Term loan under new credit facility	—	—	10,000
Other debt	500	500	53,775

Total debt	8,132	8,132	80,298
Shareholders’ equity:
New Class A 3% Cumulative Participating Preferred Stock, no par value: 280,000, 0 and 0 shares authorized actual, pro forma and pro forma as adjusted, respectively; 130,671, 0 and 0 shares issued and outstanding as of September 30, 2008 actual, pro forma, and pro forma as adjusted, respectively(1)	15,530	—	—
New Class B 5% Cumulative Participating Preferred Stock, no par value: 315,000, 0 and 0 shares authorized actual, pro forma and pro forma as adjusted, respectively; 312,890, 0 and 0 shares issued and outstanding as of September 30, 2008 actual, pro forma and pro forma as adjusted, respectively(1)	23,315	—	—
Undesignated preferred stock, no par value: 100,000 shares authorized; no shares issued and outstanding	—	—	—
Common stock, no par value: 956,000, 200,000,000 and 200,000,000 shares authorized actual, pro forma and pro forma as adjusted, respectively; 97,523, 2,536,374 and 12,221,377 shares issued and outstanding as of September 30, 2008 actual, pro forma and pro forma as adjusted, respectively(2)	—	—	—
Additional paid-in capital	2,129	45,248	180,957
Accumulated deficit	(5,273)	(9,547)	(16,647)
Stock subscription receivable	—	—	—
Accumulated other comprehensive loss	(117)	(117)	(117)

Total shareholders’ equity	35,584	35,584	164,193

Total capitalization	$43,716	$43,716	$244,491

(1)	All shares of preferred stock converted into shares of common stock on February 5, 2009. The New Class A 3% Cumulative Participating Preferred Stock has a liquidation value of $118.85 per share and accrued cumulative dividends of $1,154,938 as of September 30, 2008 and the New Class B 5% Cumulative Participating Preferred Stock has an average liquidation value of $75.54 per share and accrued cumulative dividends of $3,118,998 as of September 30, 2008. At an assumed public offering price of $15 per share, an aggregate of 329,694 (post-split) shares of common stock will be issued in payment of accrued dividends on the preferred stock in connection with its conversion to shares of common stock.

(2)	All shares of common stock reflect the 4.7550837-for-one stock split that occurred on February 5, 2009.

Dilution:	The pro forma net tangible book value of our common stock as of September 30, 2008 was approximately $(41.6) million, or approximately $(16.38) per share, based on the number of shares outstanding as of September 30, 2008, after giving effect to the conversion of all outstanding shares of our preferred stock into 2,109,157 shares of common stock, our 4.7550837-for-one stock split and the issuance of 329,694 shares of common stock in payment of all accrued dividends on our preferred stock.

After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $15 per share and the issuance of approximately 1,685,003 shares for the stock portion of the consideration for the Pending Acquisitions and after deducting underwriting discounts and commissions and estimated offering expenses and transaction expenses related to the Pending Acquisitions payable by us, our pro forma as adjusted net tangible book value as of September 30, 2008 would have been approximately $9.1 million, or approximately $0.74 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $17.12 per share to existing stockholders, and an immediate dilution of $14.26 per share to investors participating in this offering.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $2.02 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $18.40 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $12.98 per share.

Investors purchasing shares of common stock in this offering will have purchased approximately 65.5% of our outstanding common stock immediately following the completion of this offering (with the over-allotment, this number would be 68.5%) and will have contributed approximately 64.7% of the total consideration paid for our common stock. Assuming the exercise of all outstanding options, investors purchasing shares of common stock in this offering will have purchased approximately 64.1% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 63.8% of the total consideration paid for our common stock.
The following additional changes are also reflected in the Preliminary Prospectus:
Prospectus Summary
The following was added to Recent Developments on page 6 of the Preliminary Prospectus:
Amendment to Isoclima Stock Purchase Agreement

On February 11, 2009, we entered into an amended stock purchase agreement with the shareholders of Isoclima. As originally structured, the consideration for the acquisition was comprised of approximately €55.5 million (approximately $71.8 million based on the euro-dollar exchange rate at February 11, 2009) in cash and approximately €40.6 million ($52.5 million) of assumed debt. Under the amended agreement, the shareholders of Isoclima will receive approximately €40.5 million (approximately $52.4 million) in cash at closing and €15.0 million (approximately $19.4 million) in shares of our common stock; the assumed debt will remain unchanged. See “The Pending Acquisitions — Acquisition Structure and Consideration.”
Summary Consolidated Historical and Pro Forma Financial and Other Data
On page 9 of the Preliminary Prospectus, the Balance Sheet Data and accompanying footnote 5 in the Summary Consolidated Historical and Pro Forma Financial and Other Data section are revised as follows:

	As of September 30, 2008
			Pro Forma,
	Actual	Pro Forma(3)	as Adjusted(4)

Balance Sheet Data
Cash and cash equivalents	$1,483	$1,483	$12,779
Working capital	(4,360)	(4,360)	(29,742	)(5)
Goodwill and other intangible assets, net	34,019	34,019	138,369
Total assets	55,364	55,364	346,737
Total debt, including current maturities	8,132	8,132	80,298
Total shareholders’ equity	35,584	35,584	164,193

(5)	Working capital is defined as current assets minus current liabilities and includes cash and short-term borrowings, which if excluded from the calculation would result in the following:

Working Capital	$(29,742)
Less:
Cash	(12,779)
Add:
Short-term borrowings	46,220

Working capital excluding cash and short-term borrowings	$3,699

Risk Factors
The following risk factors included on pages 26-29 of the Preliminary Prospectus are revised as follows:
Our management and managers of the Companies acquired in the Pending Acquisitions, whose interests may not be aligned with yours, will have substantial influence over the vote on all matters requiring shareholder approval.

Upon completion of this offering, our directors, executive officers and their affiliates will collectively beneficially own 1,524,277 shares, or 12.5%, of our total outstanding shares of common stock, assuming no exercise of outstanding stock options held by them and no exercise of the underwriters’ over-allotment option. If all currently outstanding stock options held by our directors, executive officers and employees were exercised, this percentage would increase to 13.7% of our outstanding shares of common stock. The managers of the companies acquired in the Pending Acquisitions will beneficially own an additional 1,685,003 shares, or 13.8% of our total outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these persons collectively will have substantial influence over the vote on all matters requiring shareholder approval, including the election of directors. The interests of our directors, executive officers and key employees may not be fully aligned with yours. Although there is no agreement among them with respect to the voting of their shares, this concentration of ownership may delay, defer or even prevent a change in control of our company, and make transactions more difficult or impossible without the support of all or some of our directors and executive officers. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock. In addition, there may be an appearance of a conflict between the interests of our executive officers and our other shareholders as a result of certain relationships and transactions among our executive officers.
     Future sales of our common stock may depress our stock price.

After completion of this offering and the Pending Acquisitions, we will have 12,221,377 shares of common stock outstanding. The 8,000,000 shares sold in this offering, or 9,200,000 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under federal securities laws, unless purchased by our “affiliates” as such term is used in Rule 144 of the Securities Act of 1933 (the Securities Act) or by any person who is subject to a lock-up agreement.

All of our directors and executive officers and the holders of substantially all of our shares of common stock and options to purchase common stock are subject to lock-up agreements. We also have obtained, lock-up agreements from all persons who will receive shares of our common stock upon completion of the Pending Acquisitions. The lock-up agreements generally prohibit the sale or other disposition of their shares for 365 days, in the case of our three founders and certain affiliates, and for 180 days, in the case of all others, after the date of this prospectus. After the 180-day lock-up agreements expire, approximately 2,697,946 shares of our common stock will become eligible for sale in the public market in addition to the 25,306 shares that are not subject to lock-ups. Of these, 845,109 are held by our directors, executive officers and other affiliates and may only be sold in accordance with the volume limitations of Rule 144. When the 365-day lock-up agreements expire, an additional 1,498,125 shares held by our founders and certain affiliates will become eligible for sale, subject to the volume limitations of Rule 144.

The above information assumes the effectiveness of the lock-up agreements. Morgan Keegan & Company, Inc., on behalf of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Morgan Keegan will consider the facts and circumstances relating to a request at the time of that request.

In addition, as soon as practicable after the completion of this offering, we intend to register under the Securities Act a total of 292,771 shares that are covered by outstanding options (257,211 shares) or remain available for grant (35,560 shares) under our 2004 and 2005 Option Plans and 475,508 shares reserved under our 2008 Incentive Plan. No awards are outstanding under the 2008 Incentive Plan. Of the 257,211 shares covered by options outstanding under the 2004 and 2005 Option Plans, most are immediately exercisable. Options for 52,890 shares are held by persons not subject to the lock-up agreements. Shares issued upon exercise of these options will become freely tradable on the effective date of the registration statement for the 2004 and 2005 Option Plans. Of the remaining options, 61,669 are covered by 180-day lock-up agreements and 142,652 are covered by 365-day lock-up agreements. Shares issued upon the exercise of these options will be freely tradable when the lock-up agreements expire, subject to compliance with certain restrictions on sales by our affiliates.

If our existing shareholders and option holders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, then the market price of our common stock may decline, including below the initial public offering price. See “Shares Eligible for Future Sale.”
     As a new investor, you will experience immediate and substantial dilution in the pro form net tangible book value of your shares of $14.26.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $14.26 in the book value per share based on the mid-point of the range on the cover page of this prospectus. This means that investors who purchase common stock in this offering will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. If outstanding options to purchase our common stock are exercised, you will experience additional dilution. See the section entitled “Dilution” in this prospectus for a more detailed description of this dilution.

On pages 41 — 45 of the Preliminary Prospectus, Unaudited Condensed Combined Pro Forma Balance Sheet is revised as follows:
Unaudited Condensed Combined Pro Forma Balance Sheet
As of September 30, 2008
(in thousands)

					Pro Forma
	The O’Gara		TPS		Offering		Acquisition
	Group(1)	Omnitech(1)	Armoring(1)	Isoclima (1),(2)	Adjustments		Adjustments		Total

Assets
Current assets:
Cash	$1,483	$3,034	$2,685	$5,577	$135,073	(3)	$(135,073)	(4)	$12,779
Accounts receivable — trade	4,314	991	5,339	31,681	—		—		42,325
Inventory	2,816	4,675	5,693	25,118	—		3,997	(11)	42,299
Deferred tax asset	218		709	1,652	—		—		2,579
Other current assets	2,963	393	875	684	—		—		4,915

	11,794	9,093	15,301	64,712	135,073		(131,076)		104,897

Property and equipment:
Property and equipment	5,658	1,917	2,929	137,972	—		(52,111)	(12)	96,365
Less: Accumulated depreciation	(2,357)	(979)	(1,384)	(69,707)	—		72,070	(13)	(2,357)

Net property and equipment	3,301	938	1,545	68,265	—		19,959		94,008

Other assets
Goodwill	19,048	—	—	—	—		40,997	(14)	60,045
Other intangible assets	14,971	—	—	1,392	—		61,961	(14)	78,324
Other long term assets	6,250	87	—	5,476	900	(5)	(3,250)	(15)	9,463

Total assets	$55,364	$10,118	$16,846	$139,845	$135,973		$(11,409)		$346,737

Liabilities and Shareholders’ Equity
Current liabilities:
Note payable — line of credit	$7,632	$100	$2,474	$24,673	$16,523	(3)	$(10,206)	(16)	$41,196
Current maturities of long-term debt	500	74	—	3,117	2,000	(3)	(667)	(16)	5,024
Accounts payable	2,210	807	3,266	25,194	—		—		31,477
Other current liabilities	5,812	1,217	8,021	32,175	3,300	(6)	6,417	(7)	56,942

	16,154	2,198	13,761	85,159	21,823		(4,456)		134,639
Long-term deferred income taxes	2,964	—	289	1,204	—		—		4,457
Other long term liabilities	662	44	212	6,515	—		—		7,433
Long-term debt	—	56	—	27,033	8,000	(3)	(1,011)	(16)	34,078
Minority interest	—	—	—	1,937			—		1,937
Shareholders’ Equity:
Common stock	—	—	1,103	5,595	—		(6,698)	(17)	—
Paid in capital	2,129	848	—	—	151,269	(8)	26,711	(18)	180,957
Series A preferred stock	15,530				(15,530)	(9)	—		—
Series B preferred stock	23,315				(23,315)	(9)	—		—
Stock subscription receivable	—	—	—	—	—		—		—
Retained earnings (deficit)	(5,273)	6,972	1,659	12,389	(6,274)	(10)	(26,120)	(19)	(16,647)
Other comprehensive income	(117)	—	(178)	13	—		165	(17)	(117)

	35,584	7,820	2,584	17,997	106,150		(5,942)		164,193

Total liabilities and shareholders’ equity	$55,364	$10,118	$16,846	$139,845	$135,973		$(11,409)		$346,737

Unaudited Condensed Combined Pro Forma Balance Sheet
(in thousands)

1)	Derived from the unaudited consolidated balance sheets for each entity as of September 30, 2008 included elsewhere herein. The total purchase price of the Pending Acquisitions is comprised of the following:

Cash and stock purchase price of Isoclima	€55,525
Exchange rate at September 30, 2008	1.444

Cash and stock purchase price of Isoclima	$80,204
Cash purchase price of Isoclima	$58,533
Stock purchase price of Isoclima		$21,671
Debt assumed			$53,775
Total Purchase Price of Isoclima					$133,979

Cash and stock purchase price of Omnitech	$30,542
Cash purchase price of Omnitech	$26,542
Stock purchase price of Omnitech		$4,000
Debt assumed			$230
Total purchase price of Omnitech					$30,772

Cash and stock purchase price of TPS	$41,000
Cash purchase price of TPS	$39,112
Stock purchase price of TPS		$1,888
Debt assumed			$2,474
Contingent consideration estimated at fair value pursuant to SFAS No. 141(R), Business Combinations				$4,617
Total purchase price of TPS					$48,091

Total Purchase Price of Pending Acquisitions					$212,842

This pro forma balance sheet considers SFAS 141(R) and its impact on business combinations. Pursuant to the provisions within SFAS 141(R), all transaction costs have been expensed and management has estimated the fair value of contractual contingencies pursuant to the stock purchase agreements of two of the Pending Acquisitions using a probability weighted discounted cash flow approach. The Company’s contractual contingency with TPS was estimated to have a fair value of $4,617 for purposes of pro forma presentation. In addition, the Company’s contractual contingency with Isoclima was estimated to have a fair value of $0 for purposes of pro forma presentation. As disclosed, the payment will either be $0 or $23,089 and the Company cannot conclude that it is more likely than not that a payment will occur. The final resolution of these contractual contingencies in the purchase price allocation may be different than the amounts estimated herein and the differences may be material which could result in significant changes to the estimates reflected above. Any changes to the purchase price allocation would result in a corresponding increase or decrease in goodwill. See “The Pending Acquisitions — Acquisition Structure and Consideration” for a description of the contingent consideration.

2)	Exchange rate used to convert Isoclima balance sheet was $1.444/Euro as of September 30, 2008.

3)	Adjustment to reflect recapitalization of The O’Gara Group, Inc. upon completion of the offering and funding of the new credit facility as follows:

Proceeds from $120 million offering	$120,000
Proceeds from $10 million term loan	10,000
Proceeds from line of credit of new credit facility	16,523
Payment of professional fees associated with the offering	(10,550)
Payment of deferred financing costs	(900)

Total net proceeds from recapitalization	$135,073

4)	Adjustment to reflect gross proceeds from offering and new credit facility used to fund the Pending Acquisitions as follows:

Payment of Isoclima cash purchase price	$58,533
Payment of Omnitech cash purchase price	26,542
Payment of TPS cash purchase price less amount previously paid of $2.25 million	36,862
Payment of transaction costs associated with the Pending Acquisitions	2,300
Repayment of The O’Gara Group debt outstanding prior to the completion of the offering	8,132
Repayment of TPS debt	2,474
Repayment of OmniTech debt	230

Total use of proceeds	$135,073

5)	Adjustment to reflect capitalization of deferred financing costs.

6)	Adjustment to reflect accrual of offering expenses and founders’ bonus not paid from the proceeds of this offering as follows:

Professional fees associated with the offering accrued at closing	$1,300
Founders’ bonus accrued at closing	2,000

$3,300

7)	Adjustment to reflect accrual of transaction costs not paid from the proceeds of this offering as follows:

Accrual of transaction costs not paid out of the proceeds of the offering	$1,800
Accrual of estimated contingent consideration related to the Pending Acquisition pursuant to SFAS 141(R)	4,617

Amount adjusted	$6,417

8)	Adjustment to reflect the equity recapitalization of The O’Gara Group, Inc. post offering as follows:

Cash from equity offering	$120,000
Conversion of existing preferred stock into common stock	38,845
Conversion of accumulated dividends on existing preferred stock into common stock	4,274
Professional fees associated with completing the offering to be paid at closing	(10,550)
Professional fees associated with the offering accrued at closing	(1,300)

Amount adjusted	$151,269

9)	Adjustment to reflect the conversion of the existing preferred stock into common stock.

10)	Adjustments to reflect the following:

Expense the issuance of the founders’ bonus	$2,000
Expense the issuance of the accumulated dividend to preferred stock holders	4,274

Amount adjusted	$6,274

11)	Adjustment to reflect the fair value of inventory in connection with the acquisitions.

12)	Adjustment to reflect the preliminary allocation of the purchase price to the estimated fair value of property, plant and equipment in connection with the acquisitions.

The final purchase price allocation may be different than the amounts estimated and the differences may be material which could result in significant changes to the estimates reflected above. Any changes to the allocation would result in a corresponding increase or decrease in goodwill.
Historical cost of acquired property, plant and equipment	$142,818
Estimated fair value of acquired property, plant and equipment	90,707

Amount adjusted	52,111

13)	Adjustment to reflect the elimination of historical accumulated depreciation of the Pending Acquisitions.

14)	Adjustment to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and to goodwill associated with the Pending Acquisitions. The final purchase price allocation has not been completed. The final purchase price allocation may be different than the amounts below and the differences may be material. Any differences in allocation are expected to have a corresponding increase or decrease to goodwill.

Current assets	$93,103
Property, plant and equipment	90,707
Other assets	5,563
Patents and licenses	1,392
Intangible assets:
Technology	19,553
Customer relationships	39,105
Non-competition agreements	1,303
Trademarks	2,000

61,961

Goodwill	40,997
Current liabilities	(70,680)
Deferred tax liabilities	(1,493)
Other non-current liabilities	(6,771)
Minority interest	(1,937)

Net Assets Acquired	$212,842

Pursuant to the provisions of SFAS 141(R), transaction costs related to acquisitions completed after December 31, 2008 must be expensed as incurred and may not be capitalized into goodwill. Such transaction costs are non-recurring and are not included in the pro forma statement of operations. In addition, the fair value of contractual contingencies must be estimated and recorded as a liability on the acquisition date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Pronouncements.”

15)	Adjustment to eliminate deposit paid to TPS which was applied to the total purchase price and to reclassify transaction costs paid prior to closing as follows:

Deposits paid to TPS applied to the purchase price	$2,250
Reclassification of transaction costs paid prior to closing	1,000

$3,250

16)	Adjustment to reflect debt repaid and debt not assumed in the Pending Acquisition as follows:

Repayment of The O’Gara Group line of credit existing prior to the offering	$7,632
Repayment of TPS line of credit	2,474
Repayment of OmniTech line of credit	100

Total reduction in line of credits existing prior to the offering	$10,206

Current portion of long-term debt of Isoclima not assumed by acquirer	$93
Repayment of current portion of long-term debt of The O’Gara Group	500
Repayment of current portion of long-term debt of OmniTech	74

Total reduction in current portion of long-term debt	$667

Long-term debt of Isoclima not assumed by acquirer	$955
Repayment of long-term debt of OmniTech	56

Total reduction in long-term debt	$1,011

17)	Elimination of subsidiary account balances in consolidation as follows:

Common stock	$(6,698)
Other comprehensive income	$165

18)	Adjustment to reflect the issuance of The O’Gara Group common stock in connection with the Pending Acquisitions:

Isoclima	$21,671
OmniTech	4,000
TPS	1,888
Elimination of the OmniTech paid in capital account balance in consolidation	(848)

$26,711

19)	Adjustment to reflect the following:

Expensed transactions costs related to the Pending Acquisitions pursuant to SFAS 141R	$(5,100)
Elimination of subsidiary retained earnings in consolidation	(21,020)

Amount adjusted	$(26,120)

Managements’ Discussion & Analysis
On page 64 of the Preliminary Prospectus, the second paragraph under Short-Term and Long-Term Debt Prior to the Pending Acquisitions is revised as follows:

STS Seller Note.  In connection with our acquisition of the stock of STS in September 2003, we issued subordinated promissory notes in the aggregate principal amount of $2.5 million to the former shareholders of STS. The remaining balance of the subordinated notes is $0.4 million, which is due March 31, 2009. Effective December 1, 2008, the notes bear interest at the prime rate plus 4%. The notes are secured by the stock of STS.
On pages 64-68 of the Preliminary Prospectus, the description of the new credit facility is revised to reflect that an amendment was entered into on February 12, 2009. Pursuant to the amendment, we must raise a minimum of $120 million in gross proceeds through the initial public offering, rather than $142 million as provided for in the original credit agreement, before we can receive any funding under the credit facility.
On page 69 of the Preliminary Prospectus, the second paragraph under Liquidity Requirements Following Completion of the Offering and the Pending Acquisitions is revised as follows:

Our principal short-term funding requirements over the 12 months following the closing of this offering will be as follows:

•	Payments relating to operating leases and short and long-term borrowings, including debt service obligations of up to $49.0 million in respect of indebtedness that we expect to remain outstanding and the repayment of maturing debt assumed in the Pending Acquisitions.

•	Capital expenditures of approximately $5.3 million.
On page 70 of the Preliminary Prospectus, footnote 1 to Contractual Obligations and Commitments is revised as follows:

(1)	The total contractual obligations may increase based on the following contingent payments under the Isoclima and TPS purchase agreements as follows:

Isoclima:

•	We will assume, or, if the lender does not consent to assignment, repay a €5.5 million ($7.1 million) loan with Unicredit Corporate Banking S.p.A. entered into by Isoclima on November 14, 2008. We do not expect a decision from the lender on the assignment until after the completion of this offering. If we assume the loan, our short-term borrowings due in less than one year will increase by €889,164 ($1,149,244), including interest, and our long-term borrowings will increase by the same amount for the next seven years. If we repay the loan, our short-term borrowings due in less than one year will increase by €5.5 million ($7.1 million).

•	In 2009 and 2010, Isoclima has the option to purchase the stock held by Finest, a minority shareholder of Lipik Glas, for approximately €1,800,000 ($2,326,500). In 2010, Finest also has the option to call the purchase by Isoclima at the same price. If Isoclima acquires 100% of the stock of Lipik Glas by the end of 2009, or if Isoclima and Finest modify the terms of the equity investment by Finest in Lipik Glas or modify the terms of the put or call option, the former shareholders of Isoclima will be entitled to receive additional cash consideration of €15,309,000 ($19,786,883), of which €10,450,000 ($13,506,625) will be placed in an escrow account until December 31, 2010.

TPS:

•	The former shareholders of TPS will be entitled to receive a contingent payment equal to the amount by which the EBITDA of the TPS business (adjusted for non-recurring charges and other items consistent with past practices of TPS), determined in accordance with Mexican GAAP for the year ended December 31, 2009, exceeds $6.5 million multiplied by 6.5. The payment, if any, will occur in the first quarter of 2010.
The Pending Acquisitions

On page 110 of the Preliminary Prospectus, Acquisition Structure and Consideration is revised as follows:

					Common Stock Component
					of Consideration
						No. of Shares
						(Assuming an
				Cash		Initial Offering
	Total Acquisition	Assumed		Component of		Price of $15
Company(1)	Consideration(2)	Debt(3)		Consideration	Amount	per Share)(7)

Isoclima(4)	$124,240,803	$52,475,120	(3a)	$52,378,183	$19,387,500	1,292,501
TPS(5)	$43,251,160	$2,251,160	(3b)	$39,112,500	$1,887,500	125,834
OmniTech(6)	$30,589,842	$48,177	(3b)	$26,541,665	$4,000,000	266,668

Total	$198,081,805	$54,774,457		$118,032,348	$25,275,000	1,685,003

(1)	We entered into our definitive acquisition agreements with the companies to be acquired as follows: Isoclima on June 24, 2008 (amended December 21, 2008 and February 11, 2009 to revise and supplement certain items); TPS on January 14, 2008 (amended on August 19, 2008, December 8, 2008, and December 22, 2008, and February 11, 2009 to revise and supplement certain terms); and OmniTech on January 10, 2008 (amended on May 23, 2008, August 19, 2008 December 23, 2008, and February 11, 2009 to revise and supplement certain terms).

(2)	Includes assumed debt, a cash component and a stock component.

(3)	(a) Amount represents the maximum bank debt that may be assumed under the Isoclima purchase agreement. See Note 4. All debt of Isoclima, other than the €5.5 million ($7.1 million) Unicredit loan, will remain outstanding under existing arrangements. Under the terms of the Isoclima purchase agreement, we will assume, or if Unicredit does not consent to assignment, repay the outstanding balance of the loan. We do not expect a decision from Unicredit on the assignment until after the completions of this offering. Due to this uncertainty, we have assumed that the Unicredit loan will be repaid upon closing of the Pending Acquisitions, as reflected in “Use of Proceeds.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Credit Facility and Other Debt Issuances” for the material terms of these Isoclima debt agreements.

(b) Approximately $2,299,000, representing all of the debt assumed from TPS and OmniTech as of December 31, 2008, will be repaid upon closing of the Pending Acquisitions using borrowings under our new credit facility.

(4)	The acquisition consideration is denominated in euros and the numbers above assume a conversion rate of €1=$1.2925 at February 11, 2009. The consideration includes a payment of €525,000 ($678,563) that is required to be included in the purchase price if Isoclima acquires all the shares of its Lipik Glas subsidiary currently held by Ingra, one of the minority shareholders. Isoclima is expected to acquire all the Ingra shares prior to the closing of this offering. The total acquisition consideration will be adjusted upward or downward on a one-to-one basis for the amount of Isoclima’s debt and certain payables that is higher or lower than €42,500,000 ($54,931,250), of which up to €40,600,000 ($52,475,120) may be bank debt and €1,900,000 ($2,455,750) may be certain payables due after six months. Payments related to this adjustment are due by March 31, 2010. In addition:

• In 2009 and 2010, Isoclima has the option to purchase the stock held by Finest, the other minority shareholder of Lipik Glas, for approximately €1,800,000 ($2,326,500). In 2010, Finest also has the option to call the purchase by Isoclima at the same price. If Isoclima acquires 100% of the stock of Lipik Glas by the end of 2009, or if Isoclima and Finest modify the terms of the equity investment by Finest in Lipik Glas or modify the terms of the put or call option, the former shareholders of Isoclima will be entitled to receive additional cash consideration of €15,309,000 ($19,786,883), of which €10,450,000 ($13,506,625) will be placed in an escrow account until December 31, 2010. Pursuant to SFAS 141(R), we estimated the fair value of this contingency as $0 for purposes of pro forma presentation.

(5)	Includes $2,250,000 that has been paid in connection with the execution of the option agreement. In addition, the former shareholders of TPS will be entitled to receive a contingent payment equal to the amount by which the EBITDA of the TPS business (adjusted for non-recurring charges and other items consistent with past practices of TPS), determined in accordance with Mexican GAAP for the year ended December 31, 2009, exceeds $6.5 million multiplied by 6.5. Pursuant to SFAS 141(R), we estimated the fair value of this contingency as $4.6 million for purposes of pro forma presentation. The cash consideration may be reduced by $1 million if we and the former shareholders of TPS agree on a more favorable tax structure prior to closing that would not change the overall financial structure of the acquisition.

(6)	The cash component reflects a reduction of approximately $1 million pursuant to the purchase agreement to reflect cash distributions to shareholders of OmniTech during 2008. The purchase price may be further reduced for any additional distributions prior to closing, net of taxes.

(7)	The shares issued will be rounded up to the nearest whole share. In addition, the former shareholders of TPS and OmniTech have been granted registration rights with respect to the shares of our common stock they will receive as part of the acquisition consideration. See “Shares Eligible for Future Sale — Registration Rights.”

Management
     Th e table on page 124 of the Preliminary Prospectus under 2008 Option Exercises and Stock Vested is revised to update the value realized by Mr. T. O’Gara on exercise of options as $319,890 and the value received by Mr. Gordon on exercise of options as $97,395, based on the new mid-point of $15.
Principal Shareholders
The table on page 133 of the Preliminary Prospectus is revised as follows:

				Shares Beneficially Owned
				After this Offering
				Assuming the			Assuming the
	Shares Beneficially			Underwriters’			Underwriters’
	Owned Prior to			Option is			Option is
	This Offering			Not Exercised			Exercised in Full
Beneficial Owner	Number	Percent		Number	Percent		Number	Percent

Walnut Investment Partners, LP Walnut Private Equity Fund, LP Walnut Holdings O’Gara LLC(1)	568,568	25.77		697,858	5.71		697,858	5.20
Alberto Bertolini and Maria Formignani(2)	—	—		646,251	5.29		646,251	4.82
Augusto Gasparetto(3)	—	—		646,250	5.29		646,250	4.82
William P. and Julie Parker PMR, LLC(4)	201,477	9.13		240,964	1.97		240,964	1.80
Mark J. Hauser Hauser 43, LLC(5)	197,934	8.97		238,578	1.95		238,578	1.78
James W. Noe	180,816	8.19		201,639	1.65		201,639	1.50
VIR Rally, LLC(6)	120,027	5.44		137,776	1.13		137,776	1.03
Thomas M. O’Gara(7)	481,080	21.80		526,242	4.31		526,242	3.92
Wilfred T. O’Gara(8)	276,407	12.13		290,525	2.36		290,525	2.15
Michael J. Lennon(8)	123,607	5.43		126,152	1.03		126,152		*
Steven P. Ratterman(9)	26,152	1.17		26,152		*	26,152		*
Abram S. Gordon	26,152	1.19		26,152		*	26,152		*
James M. Gould(1)	568,568	25.77		697,858	5.71		697,858	5.20
Frederic H. Mayerson(1)	568,568	25.77		697,858	5.71		697,858	5.20
Thomas J. Depenbrock	—	—		—	—		—	—
Hugh E. Price	—	—		—	—		—	—
H. Hugh Shelton(9)	2,900		*	2,900		*	2,900		*
All directors, nominees and executive officers as a group (10 persons)	1,504,866	63.27		1,695,981	13.68		1,695,981	12.48

*	Less than 1% of the outstanding common stock.

(1)	The address of Walnut Investment Partners, LP, Walnut Private Equity Fund, LP and Walnut Holdings O’Gara LLC (Walnut Entities) is 312 Walnut Street, Suite 1151, Cincinnati, Ohio 45202. Walnut Investment Partners, LP owns 301,462 shares; Walnut Private Equity Fund, LP owns 215,590 shares; and Walnut Holdings O’Gara LLC owns 51,516 shares. The Walnut Entities are controlled by James M. Gould and Frederic H. Mayerson, who share voting and investment power over the shares.

(2)	The address of Mr. Bertolini and Ms. Formignani is Via Salute, 29, 35042 Este PD, Italy. Upon the closing of this offering, Mr. Bertolini will own 441,174 shares and Ms. Formignani will own 205,077 shares.

(3)	The address of Mr. Gasparetto is Via Palazzo del Principe, 6/A, 35042 Este PD, Italy.

(4)	The address of Mr. and Mrs. Parker and PMR, LLC, an entity they control, is P.O. Box 1508, 4919 Main Street, Waitsfield, Vermont 06573. Mr. and Mrs. Parker collectively own 200,051 shares and PMR, LLC owns 1,426 shares.

(5)	The address for Mr. Hauser and Hauser 43, LLC, an entity he controls, is 8260 Northcreek Drive, Suite 200, Cincinnati, Ohio 45236. Mr. Hauser and his spouse collectively own 32,957 shares and Hauser 43, LLC owns 164,977 shares.

(6)	The address of VIR Rally, LLC, an entity controlled by Connie Nyholm and Harvey Siegel, is 1245 Pinetree Road, Alton, Virginia 24520.

(7)	Mr. T. O’Gara owns 71,326 shares individually and The Thomas M. O’Gara Family Trust, for which Mr. T. O’Gara serves as trustee, owns 409,754 shares.

(8)	Includes 71,326 vested stock options issued under our 2005 Option Plan.

(9)	Consists of vested stock options issued under our 2004 and 2005 Option Plans.

Certain Relationships and Related Person Transactions
The table on page 136 of the Preliminary Prospectus under the heading Preferred Stock Offerings is revised as follows:

	Shares of Common Stock
	Upon Conversion	Upon Conversion
Shareholder	Before Stock Split	After Stock Split	Accrued Dividends

Walnut Investment Partners, LP	63,398	301,462	68,895
Walnut Private Equity Fund, LP	45,339	215,590	49,885
Walnut Holdings O’Gara LLC	10,834	51,516	10,510
James M. Gould(1)	119,571	568,568	129,290
Frederic H. Mayerson(1)	119,571	568,568	129,290
William P. and Julie Parker and PMR, LLC	42,371	201,477	39,487
Mark J. Hauser, Margie Hauser and Hauser 43, LLC	41,626	197,934	40,644
James W. Noe	38,026	180,816	20,823
The Thomas M. O’Gara Family Trust	86,167	409,731	45,162
Wilfred T. O’Gara	43,126	205,067	14,118
Michael J. Lennon	10,994	52,277	2,545

(1)	The Walnut Entities are controlled by Mr. Gould and Mr. Mayerson.
Shares Eligible for Future Sale
The third and fourth paragraphs on page 143 of the Preliminary Prospectus are revised as follows:

Approximate
Date	Number of Shares

As of the date of this prospectus	25,306
From 90 to 180 days after the date of this prospectus	25,306
From 181 to 365 days after the date of this prospectus	2,723,252
Beginning more than 365 days after the date of this prospectus	4,221,377

In addition, upon completion of this offering, we will have reserved for issuance 35,560 shares of common stock under the 2004 and 2005 Option Plans and 475,508 shares under the 2008 Incentive Plan. Options for 257,211 shares of common stock will be outstanding under the 2004 and 2005 Option Plans, most of which may be exercised immediately. No awards will be outstanding under the 2008 Incentive Plan. As soon as practicable after this offering, we currently intend to register on Form S-8 under the Securities Act all of the shares of common stock reserved for issuance under these three Plans. Subject to the expiration of the 180-day and 365-day lock-up periods and compliance with Rule 144 by our affiliates, shares issued upon exercise of outstanding options granted under these Plans will become freely tradable on the effective date of that Form S-8 registration statement. Of the 257,211 shares issuable upon exercise of outstanding stock options, 61,669 are covered by 180-day lock-up agreements and 142,652 are subject to a 365-day lock-up.
     To review a filed copy of our current registration statement, including the Preliminary Prospectus, click on the following link:
Form S-1
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-366-7426 (x5357).
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.